Exhibit 99.3

Esports Entertainment Group, Inc.

Nominating and Corporate Governance Charter

Purpose

The Nominating and Corporate Governance Committee (the “committee”) is appointed by the Board of Directors of Esports Entertainment Group, Inc. (the “Company”) and is responsible for developing and implementing policies and procedures that relate to the Board’s responsibilities for general corporate governance including Board organization, membership and evaluation to meet its fiduciary obligations to Esports Entertainment Group, Inc. and its shareholders.

Composition

The committee will be composed of not less than three Board members whereby two members will be “independent” in accordance with applicable law. The Board of Directors shall appoint the Chair of the Committee and its members. The Chair of the Committee can be removed by the Board of Directors with, or without cause. The Board of Directors can appoint new members when vacancies occur or in the event that the Board of Directors determines that the number of the committee members be increased. The Chair of the Board or any member of the Committee may call meetings of the committee. The Committee shall have the authority to delegate any of its responsibilities to subcommittees as the Committee deems appropriate provided that the subcommittees are composed of independent directors.

Meetings

The Committee shall meet as often as its members deem necessary to perform the Committee’s responsibilities. A majority of the Committee will comprise a quorum when all Committee members are unable to attend a meeting. Members of the Committee are expected to use all reasonable efforts to attend each meeting. The Chair of the Committee may also request that members of management, legal counsel, or other advisors attend the committee meetings.

Duties and Responsibilities

The Committee duties will include the following:

●	Sole authority to retain and terminate any search firm, at the company’s expense, to be used to identify director candidates and has the sole authority to approve any such firm’s fees and other retention and termination terms.

●	Determine the skills and qualifications in accordance with search criteria required of potential directors, identify, screen potential candidates and make recommendations to the Board of Directors to fill vacancies on the Board. Full Board approval is required for nominees to stand for election at the annual meeting of the shareholders.

●	Annually, evaluate candidates to be nominated to serve on the Board and recommend the slate of nominees to stand for election at the annual meeting of the shareholders. In evaluating candidates, the committee shall take into account the following: whether a candidate is independent, relevant experience, leadership qualities, diversity, and ability to represent shareholders.

●	Annually review and recommend to the Board for approval the appointment of directors to Board committees and the selection of the chair for each committee.

●	Develop and recommend to the Board for approval a set of corporate governance principles and practices applicable to the company and review such principles annually and recommend amendments as necessary.

●	Oversee the evaluation of the Board and its committees, which may include developing and recommending an annual review process.

●	Annually review the Committee’s Charter to assess adequacy and update and/or amend as appropriate.

Authority

The Nominating and Corporate Governance Committee members will have sole authority to retain, at the company’s expense, a search firm to be used to identify director candidates or to retain other advisors as necessary to discharge the committee’s duties and obligations. The Committee may form and delegate responsibilities to subcommittees of the committee, as necessary and to the extent allowed under applicable law.

The Committee will make regular reports to the Board and will recommend necessary action to the Board. The committee will review the Charter annually and will put forth any proposed changes to the Board for approval.

The Compensation Committee may form and delegate responsibilities to subcommittees of the committee, as necessary and to the extent allowed under applicable law.

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